Exhibit 99.9

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Maxar Technologies Ltd. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

We have audited the accompanying consolidated financial statements of Maxar Technologies Ltd. (formerly known as MacDonald, Dettwiler and Associates Ltd.), which comprise the consolidated balance sheets as at December 31, 2017,  December 31, 2016 and January 1, 2016, the consolidated statements of earnings, comprehensive income, change in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Maxar Technologies Ltd. (formerly known as MacDonald, Dettwiler and Associates Ltd.)  as at December 31, 2017,  December 31, 2016 and January 1, 2016, and its consolidated financial performance and its consolidated cash flows for each of the years in the two year period ended December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative Information

We draw attention to Note 2(c) to the consolidated financial statements which indicates that the comparative information presented as at and for the year ended December 31, 2016, has been represented. We also draw attention to Note 2(c) to the consolidated financial statements which indicates that the comparative information presented as at January 1, 2016 has been derived from the consolidated financial statements as at and for the year ended December 31, 2015 (not presented herein).  Our conclusion is not modified in respect of these matters.

Chartered Professional Accountants

February 22, 2018

Vancouver, Canada